Fortuneswell Corporation

Date of Request: October 19, 2018

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

RE:	Fortuneswell Corporation Request to Withdraw Registration Statement on Form S-1

(File No. 333-219284) Filed: July 14, 2017.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Fortuneswell Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrants registration statement on Form S-1 (File No. 333-219284), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on July 14, 2017.

The Registrant submits this request for withdrawal because it was filed with the incorrect file number. The Registrant plans to file a new S-1 with updates. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Please send copies of any written order granting withdrawal of the Registration Statement the Commission may issue to the undersigned or to Registrant’s counsel, Elaine Dowling, Esq. at EAD Law Group, LLC email eadlawgroup@gmail.com. If you have any questions with respect to this matter please contact Elaine Dowling, Esq. at (702) 306-6317.

Fortuneswell Corporation

By:	/s/ J. Daniel Thatcher
J. Daniel Thatcher, President
Fortuneswell Corporation